UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

www.petrobras.com.br/ri For more information: PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ. Tel.: 55 (21) 3224-1510/9947 This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein. PÚBLICA Petrobras announces nominations by the controlling shareholder and minority shareholders for the Board of Directors and Fiscal Council — Rio de Janeiro, March 4, 2026 – Petróleo Brasileiro S.A. – Petrobras informs that it has so far received the following nominations for the Company’s Board of Directors (BoD) and Fiscal Council (FC), whose elections will take place at Petrobras’ 2026 Shareholders’ General Meeting. For the Board of Directors (BoD), the Controlling Shareholder nominated the following candidates: Candidate Name Position Bruno Moretti (reappointment) Member of the BoD and Chair of the BoD Magda Maria de Regina Chambriard (reappointment) Member of the BoD Renato Campos Galuppo (reappointment) Member of the BoD José Fernando Coura (reappointment) Member of the BoD Marcelo Weick Pogliese (reappointment) Member of the BoD Fabio Henrique Bittes Terra Member of the BoD Benjamin Alves Rabello Filho Member of the BoD Ricardo Baldin Member of the BoD For the Fiscal Council (FC), the Controlling Shareholder nominated the following candidates: Candidate Name Position Rafael Rezende Brigolini Full Member of the FC, representative of the National Treasury Daniel Cardoso Leal Alternate Member of the FC, representative of the National Treasury Mariana de Assis Espécie Full Member of the FC Brenno Leopoldo Cavalcante de Paula Alternate Member of the FC Luciano José de Araújo Full Member of the FC Gustavo Cerqueira Ataíde Alternate Member of the FC For the Board of Directors, in the event of cumulative voting, minority shareholders nominated the following candidates: Candidate Name Position Nominating Shareholders www.petrobras.com.br/ri For more information: PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ. Tel.: 55 (21) 3224-1510/9947 This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein. PÚBLICA Jose João Abdalla Filho BoD Member – Common Shares – Cumulative Voting Dinâmica Energia Equity Investment Fund (FIA Dinâmica), managed by Banco Clássico S.A. Marcelo Gasparino da Silva BoD Member – Common Shares – Cumulative Voting Mauro Rodrigues da Cunha BoD Member – Common Shares – Cumulative Voting Robeco, Franklin Templeton, and Royal London Asset Management For the separate election for the Board of Directors, minority shareholders nominated the following candidate: Candidate Name Position Nominating Shareholders Jerônimo Antunes BoD Member – Preferred Shares – Separate Election Franklin Templeton For the separate election for the Fiscal Council, minority shareholders nominated the following candidates: Candidate Name Position Nominating Shareholders Reginaldo Ferreira Alexandre Full Member of the Fiscal Council – Preferred Shares Franklin Templeton Vasco de Freitas Barcellos Neto Alternate Member of the Fiscal Council – Preferred Shares Ronaldo Dias Full Member of the Fiscal Council – Common Shares Dinâmica Energia Equity Investment Fund (FIA Dinâmica), managed by Banco Clássico S.A. Ricardo José Martins Gimenez Alternate Member of the Fiscal Council – Common Shares André Luiz de Rezende Full Member of the Fiscal Council – Preferred Shares André Luiz de Rezende Márcio Cassol Carvalho Alternate Member of the Fiscal Council – Preferred Shares Rosangela Buzanelli Torres was elected as the employees’ representative on Petrobras’ Board of Directors, for the 2026–2028 term. In accordance with Petrobras’ internal governance procedures and its Policy for the Nomination of Senior Management Members, these nominations will be subject to analysis of legal, management, and integrity requirements and subsequent review by the Eligibility Committee and the Board of Directors, pursuant to Article 21, §4, of Decree 8,945/2016, as amended by Decree 11,048/2022. www.petrobras.com.br/ri For more information: PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ. Tel.: 55 (21) 3224-1510/9947 This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein. PÚBLICA The minutes of the Eligibility Committee and the Board of Directors that review the nominations will be made available for consultation on Petrobras’ Investor Relations website (www.petrobras.com.br/ir) and at the CVM (Brazilian securities and exchange commission).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer